

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 13, 2017

David L. Stover
Chairman, President and Chief Executive Officer
Noble Energy, Inc.
1001 Noble Energy Way
Houston, TX 77070

> **Re: Noble Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 6, 2017**
> **File No. 333-216458**

Dear Mr. Stover:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

/s/ Timothy S. Levenberg

for H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Eric C. Otness, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP